December 21, 2018
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Megan Akst, Senior Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:     Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2018
Filed March 22, 2018
Form 10-Q for the Quarterly Period Ended April 30, 2018
Filed June 8, 2018
File No. 000-14388

Dear Ms. Dietz and Ms. Akst,
On behalf of Autodesk, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission's letter to Andrew Anagnost, President and Chief Executive Officer of the Company, dated December 20, 2018, relating to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2018 and the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2018 (the “Comment Letter”).
The Comment Letter indicates that the Company must respond within ten (10) business days from the date thereof, or inform the Staff when the Company would provide a response. The Company is working expeditiously to respond to the Comment Letter. However, due to the holidays and an office closure the Company will not be able to submit its response within ten (10) business days of the date thereof. The Company currently anticipates submitting a response to the Comment Letter on or before January 15, 2019.
Please do not hesitate to contact me (415-675-8267) or Stephen Hope, the Company's Assistant Controller (415-580-3404), with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Sincerely,

/s/ Alan Smith

Alan Smith
Director, SEC Reporting & Corporate Governance

cc:	Andrew Anagnost, Autodesk, Inc. Scott Herren, Autodesk, Inc. Stephen Hope, Autodesk, Inc.